Exhibit 99.8

Company	Wolseley PLC
TIDM	WOS
Headline	New North American Structure
Released	07:00 21-Mar-05

RNS Number:9804J
Wolseley PLC
21 March 2005

NEWS RELEASE

Wolseley plc
Creation of North American Structure and Change in Board Responsibilities

Wolseley plc, the world's largest specialist trade distributor of plumbing and heating products and a leading supplier of building materials to professional contractors, is pleased to announce the creation of a new North American structure and a change in Board responsibilities.

With effect from 1 August 2005, Wolseley's North American structure will bring about a closer relationship between the businesses, develop more shared branches, develop and use a common infrastructure and offer customers a unique proposition/service in North America.

Chip Hornsby, currently Chief Executive of Ferguson, will take over the role of Chief Executive North America, while retaining his role as President and Chief Executive Officer of Ferguson Enterprises. To support Chip Hornsby, Ferguson Enterprises are appointing John Stegeman as Chief Operating Officer. John Stegeman has been with Ferguson Enterprises for 19 years and for the past 4 years has been Senior Vice President of the Waterworks business.

Fenton Hord will continue to be Chief Executive of Stock Building Supply and continue to serve on the Board of Wolseley plc. Paul Lachance will continue to be Chief Executive of Wolseley Canada. Both positions will report to Chip Hornsby in the new structure.

Other senior appointments for Wolseley North America include: Dave O'Halloran, Chief Finance Officer; Tom Mitchell, Senior Vice President Acquisitions; Frank Roach, Senior Vice President Business Groups; Larry Stoddard, Senior Vice President Business Development; John Wilcox, Senior Vice President Alignment and Coordination; Jim Feltman, Senior Vice President Strategic Planning; Al Byrd, Senior Vice President Supply Chain; Mike Brooks, Vice President Information Technology.

The Group sees many opportunities to: leverage the resources and infrastructure available in North America to the benefit of each of the business units; achieve significant growth objectives; and improve trading margins. Wolseley North America's management team will focus on strategic planning, managing the assets (including the distribution centre network and supply chain) and growing the business, both through acquisition and by organic means.

Charlie Banks, Group Chief Executive of Wolseley said:

"Wolseley has made enormous progress in developing the North American businesses over the past few years through acquisition and organic growth. We have a market leading presence in our business areas which provides a unique foundation on which to build an integrated North American business. Chip has done a fantastic job growing Ferguson and he now has the opportunity to combine the strengths and resources of our three businesses to drive our growth going forward."

Press/Investor Enquiries:

Wolseley plc 0118 929 8700
Guy Stainer

Head of Investor Relations

Brunswick 020 7404 5959
Nina Coad

Notes to Editors

Wolseley plc is the world's largest specialist trade distributor of plumbing and heating products and a leading supplier of building materials to professional contractors in North America, the UK and Continental Europe. Group sales for the year ended 31 July 2004 were approximately £10.1 billion and operating profit, before goodwill, was £619 million. Wolseley has around 51,500 employees operating in 13 countries namely: UK, USA, France, Canada, Ireland, Italy, The Netherlands, Switzerland, Austria, Czech Republic, Hungary, Luxembourg and Denmark. Wolseley is listed on the London and New York Stock Exchanges (LSE: WOS.L, NYSE: WOS) and is in the FTSE 100 index of listed companies.

North American Plumbing and Heating Distribution

In the year ended 31 July 2004 sales in this division were approximately £3.8 billion. In the USA, Ferguson Enterprises is the number one wholesale distributor of plumbing, heating, pipe, valves and fitting ("pvf"), waterworks and fire protection products to professional contractors and industry. It also operates a network of bathroom and kitchen showrooms. Ferguson's more than 800 locations are in 49 states in the USA and Puerto Rico and it has approximately 15,000 employees.

Wolseley Canada, with over 200 locations, distributes plumbing, heating, pvf, ventilation and air-conditioning, engineered pipes, waterworks and fire protection products.

US Building Materials Distribution

Sales in this division in the year ended 31 July 2004 were approximately £2.0 billion. Stock Building Supply is the number one provider of building materials and value added products to the house builder and professional contractor in the USA. It has more than 200 locations across 26 US states and has approximately 10,000 employees.

European Distribution Division

In the year ended 31 July 2004 sales in the European Distribution Division were approximately £4.2 billion. In the UK, Wolseley UK is the leading plumbing and heating distributor and a leading heavyside building materials distributor with more than 1,500 locations and around 12,000 employees.

In Continental Europe, Wolseley France has around 9,000 employees in over 700 locations. Brossette is a leading supplier of plumbing and heating equipment, underground drainage products, pipes, valves and fittings to the professional contractor and public authority market. PBM, is the number two supplier in France of heavyside building materials and is the leading importer and distributor of timber.

Other European companies include Tobler in Switzerland, Manzardo in Italy, OAG in Austria, Heatmerchants and Brooks in Ireland, CFM in Luxembourg, Cesaro in Czech Republic, Mart in Hungary, Wasco in The Netherlands and Electro-oil in Denmark.

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